# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rantizo, CIK 0001991261
CUSIP: G8292E110
Title of class of securities: Class A Ordinary Shares, par value $0.0025
Address of issuer's principal executive offices: 211 Highland Cross Drive, Houston, Texas (TX), 77073
Date of event which requires filing of this statement: 10/09/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002161241

## Reporting persons
- Tara Sweder: type of reporting person: individual (IN); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); sole voting power 6,171,702; shared voting power 0; sole dispositive power 6,171,702; shared dispositive power 0; aggregate amount beneficially owned 6,171,702 (9.9% of the class)
  Comment: Percentage calculation is based on 62,344,237 Class A ordinary shares, par value $0.0025 per share, of the Issuer outstanding as of October 16, 2026.

## Item 1. Issuer
Name of issuer: Rantizo
Address of issuer's principal executive offices: 211 Highland Cross Drive, Houston, TX 77073

## Item 2. Person Filing
Name of person filing: Tara Sweder
Address of principal business office or, if none, residence: 27906 Hansons Ct., Spring, TX 77386
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,171,702.00
Percent of class: 9.90%
Sole power to vote or to direct the vote: 6,171,702.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 6,171,702.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Tara Sweder: /s/ Tara Sweder, Tara Sweder (10/20/2026)